Exhibit 17.1

Seneca Gaming Corporation

310 Fourth Street

Niagara Falls Territory

Niagara Falls, NY  14303

February 19, 2005

Dear Chairman Snyder,

This letter is to inform you that I am resigning my position as a member of the Board of Directors of the Seneca Gaming Corporation, effectively immediately.

It has been my pleasure to serve the Corporation and I wish you and the rest of the Board Members the best of luck.

Sincerely,

/s/Arnold N. Cooper II